Exhibit 23.3

I hereby consent to all references to me as a nominated director in the Registration Statement of Imperial Capital Group, Inc. and the Prospectus constituting a part thereof and hereby consent to serving as a director of Imperial Capital Group, Inc. effective upon the closing of the offering described in the Registration Statement.

/s/ Michael J. Arougheti
Michael J. Arougheti

Date:  10/13/2009